Brian T. London

Of Counsel

+1.215.963.5886

brian.london@morganlewis.com

December 17, 2024

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 307, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 311, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Frontier Asset Absolute Return ETF, Frontier Asset Core Bond ETF, Frontier Asset Opportunistic Credit ETF, Frontier Asset Global Small Cap Equity ETF, Frontier Asset Total International Equity ETF and Frontier Asset U.S. Large Cap Equity ETF (each, a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments, followed by our responses. Where indicated, certain of the responses are based on information provided by Frontier Asset Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

All Funds

1.	Comment. In each Fund’s “Fund Fees and Expense” section, please bold the second sentence of the preamble to the fee table.

Response. The requested changes have been made.

2.	Comment. In the “Principal Investment Strategies” section for each Fund, please consider moving the first sentence of the fourth paragraph describing each Fund’s “fund-of-funds” strategy to the end of the first paragraph.

Response. The referenced sentence has been moved to the end of the first paragraph of the “Principal Investment Strategies” section for each Fund.

3.	Comment. In the “Principal Investment Strategies” section for each Fund, in the fourth paragraph, please clarify how the Adviser determines the desired asset allocation mix while seeking positive risk adjusted returns and downside protection.

Response. References to downside protection have been removed from this section for each Fund. Additionally, the following disclosure has been added to the fourth paragraph of this section in response to this comment:

The asset allocation mix for the Fund is determined through the use of a mean variance optimization process, which seeks to identify a combination of asset classes that is expected to maximize return for a given level of risk, by focusing primarily on expected returns, standard deviations (i.e., volatility as a measure of risk) and correlations of the different asset classes.

4.	Comment. In the “Principal Investment Strategies” section for each Fund, please describe the factors the Adviser considers to form its views on which ETFs to select for the Fund’s portfolio.

Response. The fifth paragraph of this section currently includes a list of factors the Adviser will consider when selecting the ETFs to include in the Fund’s portfolio (including market conditions, valuation metrics, risk profiles, and expected growth potential). Accordingly, the Registrant respectfully believes that the requested disclosure is already included. However, in response to this comment, the first sentence of the fifth paragraph has been revised as follows:

Following this process, the Adviser will select ETFs on the basis of their ability to provide low-cost asset class exposure ~~and/or~~, as compared to other actively managed ETFs, and/or the ability to add value on either an absolute or risk-adjusted basis, while also taking into account the following factors to form its views on which ETFs to select for the Fund’s portfolio: market conditions, valuation metrics, risk profiles, and expected growth potential.

5.	Comment. In the “Principal Investment Strategies” section for each Fund, please revise the first sentence of the fourth paragraph to describe which market(s) the Adviser will compare the Fund portfolios against for the purpose of the related statements—namely, positive risk adjusted returns and downside protection.

Response. The referenced sentence has been revised to describe the relevant market(s) against which the Adviser will compare the Fund portfolios for the purpose of the related statements mentioned in the comment.

6.	Comment. In the “Principal Investment Strategies” section for each Fund, with respect to the first bullet under the fourth paragraph, please explain what “single and multi-factor benchmark analysis” means.

Response. The first bullet under the fourth paragraph has been revised to include the following sentence:

Single factor benchmarks represent one asset class, whereas multi-factor benchmarks include indices that track multiple asset classes.

7.	Comment. In the “Principal Investment Strategies” section for each Fund, please disclose approximately how many underlying funds each Fund will have exposure to.

Response. The first paragraph of this section has been revised to include an approximate range of underlying ETFs that the Adviser generally expects each Fund to hold.

8.	Comment. In the “Principal Investment Strategies” section for each Fund, with respect to the bullets under the fourth paragraph, please describe the information and analysis the Adviser will use in connection with its “qualitative analysis” and “manager edge” analysis.

Response. The referenced section has been revised to include the following paragraph immediately below the “Manager Edge” bullet:

In conducting the qualitative and manager edge analysis described above, the Adviser relies on, among other publicly available sources of information, due diligence materials provided by managers as well as interviews conducted with such managers to discuss investment philosophy, processes, personnel and performance.

9.	Comment. In the second sentence of the bullet point relating to “Manager Edge,” please provide examples of the “inefficiencies” a manager may believe exist in the market, and describe with more specificity what it means for a manager to “exploit” such inefficiencies.

Response. The following disclosure has been added to the bullet point relating to “Manager Edge” in response to this comment:

Examples of market inefficiencies may include behavioral biases such as anchoring bias (relying too heavily on an initial piece of information when making decisions), confirmation bias (seeking out or giving more weight to information that supports original estimates) and overconfidence (displaying a hesitance to acknowledge potential errors in an initial analysis). In practice, these biases can lead to delayed or gradual revisions of earnings forecasts, even when significant changes in a company's fundamentals or external environment may warrant more immediate adjustments. The Adviser believes that a manager who understands these dynamics and puts in place processes to combat these biases may be in a better position to adjust their portfolio to incorporate new information, compared to managers who under-react to new information due to these biases.

10.	Comment. In the first sentence of the fifth paragraph, please clarify how the use of active ETFs is consistent with the goal of seeking low-cost asset class exposure.

Response. The referenced sentence has been revised as follows:

Following this process, the Adviser will select ETFs on the basis of their ability to provide low-cost asset class exposure ~~and/or~~, as compared to other actively managed ETFs, and/or the ability to add value on either an absolute or risk-adjusted basis, while also taking into account the following factors to form its views on which ETFs to select for the Fund’s portfolio: market conditions, valuation metrics, risk profiles, and expected growth potential.

11.	Comment. In the “Principal Investment Strategies” section for each Fund, with respect to the second to last paragraph:

(i) Please disclose all “other instruments” each Fund will use a part of its principal investment strategies.

Response. The refence to “other instruments” has been removed.

(ii) Please provide examples where the Adviser may choose to invest directly in a given security rather than indirectly through a fund.

Response. The refence to direct investments has been removed.

12.	Comment. In the “More Information about Risk” section, with respect to the second sentence of the second paragraph of “Bank Loans Risk,” please explain the meaning of “rights of set-off.”

Response. The referenced sentence has been revised as follows:

In connection with purchasing participations, a Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower (i.e., the right to seize certain assets from the borrower to cover a loan if the borrower defaults), and a Fund may not benefit directly from any collateral supporting the loan in which it has purchased the participation.

13.	Comment. In the “More Information about Risk” section, please consider moving the last five sentences of the “Credit Risk” paragraph relating to “junk bonds” to the “High Yield Bond Risk” paragraph.

Response. The last five sentences of the “Credit Risk” paragraph have been removed and incorporated as applicable into the “High Yield Bond Risk” paragraph.

14.	Comment. In the “More Information about Risk” section, the “Depositary Receipts Risk” paragraph for the Global Small Cap Equity ETF and the Total International Equity ETF discusses the risks of investing in unsponsored depositary receipts. If either Fund will invest in unsponsored depositary receipts as a principal investment strategy, please add related disclosure to that Fund’s “Principal Investment Strategies” and “Principal Risks” sections. If neither of these Funds will invest in unsponsored depositary receipts as a principal investment strategy, please remove the reference to unsponsored depositary receipts from the referenced paragraph.

Response. The discussion of risks related to investing in unsponsored depositary receipts has been removed from the referenced paragraph.

15.	Comment. In the “More Information about Risk” section, with respect to the “Equity Risk” paragraph, if none of the Funds invest in warrants or rights as principal investment strategies, please consider removing the references to warrants and rights from this paragraph.

Response. The requested change has been made.

Absolute Return ETF

16.	Comment. In the “More Information About the Funds’ Investment Objectives – Investment Strategies” section, with respect to the Absolute Return ETF, please clarify what “supranational” investments are and how the Fund will gain exposure to such investments.

Response. All references to “supranational” investments have been removed.

Opportunistic Credit ETF

17.	Comment. In the “Principal Investment Strategies” section for the Opportunistic Credit ETF, with respect to the second paragraph, if there is a maximum percentage of the Fund’s assets that the Fund may invest in non-U.S. issuers, please disclose that maximum percentage.

Response. The Adviser confirms that there is no specific maximum percentage of the Fund’s assets that may be invested in non-U.S. issuers. Therefore, the Trust respectfully declines to include the requested disclosure. However, please note that the referenced paragraph has otherwise been revised as follows:

For purposes of the Fund’s 80% investment policy, fixed income securities include securities issued or guaranteed by ~~the~~ U.S. ~~Government~~ and non-U.S. government issuers, corporate debt securities, municipal securities, commercial paper, residential and commercial mortgage-backed securities, asset-backed securities (including collateralized loan obligations and collateralized mortgage obligations), convertible securities, inflation-linked securities (e.g., Treasury inflation-protected securities (“TIPS”)) and bank loans. The Fund may invest in investment-grade and non-investment grade fixed income securities. The Adviser considers fixed income securities to be investment grade if they are rated in one of the four highest rating categories by a nationally recognized statistical ratings organization (“NRSRO”), such as S&P Global Ratings (“S&P”) or Moody’s Investor Services, Inc. (“Moody’s”), or determined by the Adviser to be of comparable quality at the time of purchase. The Adviser considers fixed income securities to be below investment grade (also known as “high yield” or “junk” bonds”) if they are rated below BBB- or Baa3 by Moody’s, S&P or Fitch, Inc. (“Fitch”), or if unrated, determined to be of comparable quality by the Adviser. ~~The Fund may also invest in non-U.S. fixed income securities.~~

18.	Comment. In the “Principal Investment Strategies” section for the Opportunistic Credit ETF, please include principal investment strategy disclosure corresponding to the “Convertible Securities Risk” included under the section titled “Principal Risks.” Alternatively, if the Fund will not invest in convertible securities as a principal investment strategy, please remove this risk paragraph from the “Principal Risks” section.

Response. The sentence describing the Fund’s 80% policy has been revised to include convertible securities.

U.S. Large Cap Equity ETF

19.	Comment. In the “Principal Investment Strategies” section for the U.S. Large Cap Equity ETF, given that the Fund may allocate up to 20% of assets in the equity securities of foreign companies, please consider adding corresponding foreign company risk as a principal risk.

Response. The requested change has been made.

Absolute Return ETF, Core Bond ETF and Opportunistic Credit ETF

20.	Comment. In the “Principal Risks” section for the Absolute Return ETF, Core Bond ETF and Opportunistic Credit ETF, please revise the last two sentences of “Corporate Fixed Income Securities Risk” to more specifically address fixed income risk rather than corporate securities risk generally.

Response. The requested change has been made.

* * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London